Exhibit A

          Form of Notice of Proposed Transaction

               Fidelity Management & Research Company ("FMR Co.") and Fidelity Management Trust Company ("FMTC") (collectively "Fidelity") have filed an application for an order of exemption under section 3(a)(4) or, in the alternative, section 3(a)(3) of the Act. It is anticipated that the funds and accounts managed by Fidelity will receive, in the aggregate, more than ten percent (10%) of the voting securities of the public utility company El Paso Electric Company ("El Paso") pursuant to El Paso's Fourth Amended Plan of Reorganization, dated October 27, 1995 ("Fourth
          Plan of Reorganization").     Fidelity asserts that the ownership
          of such securities by the various funds or accounts managed by Fidelity should not result in Fidelity becoming a holding company under the Act. However, positing solely for purposes of this application that the voting interests of the various funds or accounts managed by Fidelity should be aggregated, Fidelity requests an order under section 3(a)(4), or in the alternative, section 3(a)(3) of the Act, exempting it from regulation as a holding company.

               The Disclosure Statement dated October 27, 1995, filed in connection with the Fourth Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Fourth Plan of Reorganization, Fidelity will receive, in addition to cash and debt securities, voting securities of the reorganized El Paso, in exchange for previously contracted bona fide debt of
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          El Paso.  Fidelity represents that it plans to hold the voting securities for investment purposes only, and will liquidate such interests as soon as financially reasonable, consistent with its fiduciary obligations to its investors. Accordingly, Fidelity asserts that it will be "temporarily a holding company" within the meaning of section 3(a)(4), and entitled to exemption under that section.

               In the alternative, Fidelity seeks an exemption under
          section 3(a)(3). Fidelity represents that it is primarily engaged in investment management, and that it is only incidentally a holding company by reason of its ownership of the El Paso voting securities pursuant to the operation of the Fourth Plan of Reorganization. Fidelity further represents that it will not derive a material amount of income from its holdings of El Paso voting securities and that the proposed exemption will not result in detriment to the public interest of investors or consumers.

               If an exemption is granted, Fidelity's parent FMR Corp. and its controlling shareholders will claim exemption from regulation pursuant to rule 10(a)(2).

               A hearing on the Disclosure Statement is set for November 7, 1995, and confirmation of the Fourth Amended Plan of
          Reorganization is anticipated on January 9, 1996.   It is a
          condition precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company. Accordingly, Fidelity requests expedited consideration of its application, and asks the Commission to issue an order in this matter no later than December 31, 1995.